UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

INTEROIL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Yukon, Canada	001-32179
(State or Other Jurisdiction of Incorporation or organization)	(Commission File Number)

163 Penang Road #06-02 Winsland House II Singapore	238463
(Address of Principal Executive Offices)	(Zip code)

+65 6507-0222

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☐            Form 40-F  ☒

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐	Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTEROIL CORPORATION

FORM 6-K FOR THE MONTH OF AUGUST 2016

Exhibit Index

Exhibit No.	Description

99.1	Notice of Special Meeting of Securityholders to be held on Wednesday, September 21, 2016

99.2	Information Circular for the Special Meeting of Securityholders to be held on Wednesday, September 21, 2016

99.3	Form of Proxy – Special Meeting of Securityholders to be held on Wednesday, September 21, 2016

99.4	Letter of Transmittal for Securityholders of InterOil Corporation

99.5	Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
Date: August 19, 2016

	By:	/s/ Sheree Ford
	Name:	Sheree Ford
	Title:	General Counsel and Corporate Secretary